PRESS RELEASE

Magic Reports Fourth Quarter and Full Year 2020 Financial Results with Record-Breaking Annual Revenues of $371.2 million - a 14% Year Over Year Increase

Operating income for the year increased 21% year over year to $40.6 million; Non-GAAP operating income for the year increased 20% year over year to $52.6 million

Or Yehuda, Israel, March 8, 2021 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platform solutions and IT consulting services, announced today its financial results for the fourth quarter and full year ended December 31, 2020.

Financial Highlights for the Fourth Quarter Ended December 31, 2020

●	Revenues for the fourth quarter increased 15% to a record-breaking $104.6 million compared to $90.9 million in the same period last year.

●	Operating income for the fourth quarter increased 26% to $11.0 million compared to $8.7 million in the same period last year.

●	Non-GAAP operating income for the fourth quarter increased 33% to $15.3 million compared to $11.4 million in the same period last year.

●	Net income attributable to Magic’s shareholders for the fourth quarter increased 27% to $6.5 million, or income of $0.11 per fully diluted share, compared to $5.1 million, or loss of $0.03 per fully diluted share in the same period last year. Earnings per share for the fourth quarter of 2020 and 2019 were negatively impacted by accretion charges of $1.3 million and $6.4 million, respectively, with respect to change in the value of outstanding put options of redeemable non-controlling interests.

The Company classifies redeemable non-controlling interests as mezzanine equity, separate from permanent equity on the consolidated balance sheets and measures it at each reporting period at the higher of its redemption amount or the non-controlling interest book value. The changes in the redemption value measured on each reporting period is reported as part of the retained earnings and allocated to earnings for the purpose of calculating the company’s net income attributable to Magic’s shareholders per share.

Excluding the negative impact of the amount charged with respect to the value of outstanding put options of redeemable non-controlling interests, earnings per share for the fourth quarter was $0.13 per fully diluted share compared to $0.10 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic’s shareholders for the fourth quarter increased 63% to $10.3 million, or $0.21 per fully diluted share, compared to $6.3 million, or $0.13 per fully diluted share, in the same period last year.

Financial Highlights for The Year Ended December 31, 2020

●	Revenues for the year increased 14% to $371.2 million compared to $325.6 million last year.

●	Operating income for the year increased 21% to $40.6 million compared to $33.7 million last year.

●	Non-GAAP operating income for the year increased 20% to $52.6 million compared to $43.9 million in the same period last year.

●	Net income attributable to Magic’s shareholders for the year increased 24% to $25.2 million, or $0.49 per fully diluted share, compared to $20.3 million, or $0.26 per fully diluted share in the same period last year. Earnings per share for the year ended December 31, 2020 and 2019, were negatively impacted by accretion charges of $1.3 million and $7.4 million, respectively, with respect to the value of outstanding put options of redeemable non-controlling interests.

Excluding the negative impact of the amount charged with respect to the value of outstanding put options of redeemable non-controlling interests, earnings per share for the year ended December 31, 2020 was $0.51 per fully diluted share compared to $0.41 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic’s shareholders for the year increased 32% to $37.2 million, or $0.76 per fully diluted share, compared to $28.2 million, or $0.58 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the year ended December 31, 2020 amounted to $52.3 million compared to $45.9 million in the same period last year.

●	As of December 31, 2020, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities amounted to $92.0 million.

●	Magic is providing revenue guidance for 2021 of between $420 million to $430 million, reflecting annual growth of 13% to 16%.

Declaration of Cash Dividend for the Second Half of 2020

●	In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend for the second half of 2020 in the amount of $0.21 per share and in the aggregate amount of approximately $10.2 million, which together with the dividend distributed for the first half of 2020, reflects 75% of the Company’s net income attributable to Magic’s shareholders for the year.

●	The dividend is payable on April 7, 2021 to all of the Company’s shareholders of record at the close of the NASDAQ Global Select Market on March 25, 2021.

●	In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding twelve-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

●	The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“I am pleased to report that Magic delivered a strong finish to the year, with record breaking revenues of $104.6 million for the fourth quarter, reflecting 15% increase from the same period last year and exceeding the 100 million-dollar-mark for the first time. The company’s results of operations for the year demonstrate our ability to manage our business during uncertain times introduced by the COVID-19 global pandemic while emerging from it much stronger. As we well managed to execute on our strategy while ensuring our employees’ safety and productivity, controlling our expenses, and improving our financial position.”

“For the full year of 2020, Magic’s revenues increased 14% year over year to $371 million and non-GAAP operating income increased 20% year over year to $53 million. Focusing on growth strategy, offering diversity and an even stronger balance sheet, Magic continues to be well positioned for future success and growth.”

Conference Call Details

Magic’s management will host a conference call on Monday, March 8, 2020 at 11:00 am Eastern Daylight Time (5:00 p.m. Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	The related tax, non-controlling interests and redeemable non-controlling interest effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions; and

●	Acquisition-related costs;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Noam Amir
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	Unaudited		Unaudited
Revenues	$104,573	$90,927	$371,194	$325,630
Cost of revenues	73,688	63,059	261,602	223,501
Gross profit	30,885	27,868	109,592	102,129
Research and development, net	2,310	1,962	8,789	8,239
Selling, marketing and general and administrative expenses	16,520	17,176	59,127	59,983
Increase in valuation of contingent consideration related to acquisitions	1,088	-	1,088	255
Total operating costs and expenses	19,918	19,138	69,004	68,477
Operating income	10,967	8,730	40,588	33,652
Financial expenses, net	1,312	352	917	1,180
Increase in valuation of contingent consideration related to acquisitions	666	-	2,268	-
Income before taxes on income	8,989	8,378	37,403	32,472
Taxes on income	1,178	1,977	7,286	6,874
Net income	$7,811	$6,401	$30,117	$25,598
Net income attributable to non-controlling interests and redeemable non-controlling interests	(1,300)	(1,280)	(4,931)	(5,332)
Net income attributable to Magic’s shareholders	$6,511	$5,121	$25,186	$20,266

Net earnings (loss) per share attributable to Magic’s shareholders :
Net Income attributable to Magic Shareholder’s	6,511	5,121	25,186	20,266
Accretion of redeemable non-controlling interests	(1,317)	(6,441)	(1,317)	(7,441)
Net Income (loss) attributable to Magic Shareholder’s after accretion of redeemable non-controlling interests	$5,194	$(1,320)	$23,869	$12,825

Weighted average number of shares used in computing net earnings per share

Basic	49,035	48,921	49,029	48,896
Diluted	49,053	49,021	49,048	48,994

Basic and diluted earnings (loss) per share attributable to Magic’s shareholders	$0.11	$(0.03)	$0.49	$0.26

Net earnings per share attributable to Magic’s shareholders :
excluding accretion of redeemable non-controlling interest
Basic	$0.13	$0.11	$0.51	$0.41
Diluted	$0.13	$0.10	$0.51	$0.41

SUMMARY OF NON-GAAP FINANCIAL INFORMATION

U.S. Dollars in thousands (except per share data)

	Three months ended				Year ended
	December 31,				December 31,
	2020		2019		2020		2019
	Unaudited				Unaudited

Revenues	$104,573	100%	$90,927	100%	$371,194	100%	$325,630	100%
Gross profit	32,498	31.1%	29,394	32.3%	116,059	31.3%	107,886	33.1%
Operating income	15,254	14.6%	11,437	12.6%	52,629	14.2%	43,945	13.5%
Net income attributable to Magic’s shareholders	10,311	9.9%	6,331	7.0%	37,240	10.0%	28,153	8.6%

Basic earnings per share	$0.21		$0.13		$0.76		$0.58
Diluted earnings per share	$0.21		$0.13		$0.76		$0.58

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	Unaudited		Unaudited

GAAP gross profit	$30,885	$27,868	$109,592	$102,129
Amortization of capitalized software and acquired technology	1,345	1,293	5,310	4,972
Amortization of other intangible assets	268	233	1,157	785
Non-GAAP gross profit	$32,498	$29,394	$116,059	$107,886

GAAP operating income	$10,967	$8,730	$40,588	$33,652
Gross profit adjustments	1,613	1,526	6,467	5,757
Amortization of other intangible assets	1,973	2,129	6,308	6,988
Change in valuation of contingent consideration related to acquisitions	1,088	-	1,088	255
Capitalization of software development	(828)	(955)	(3,302)	(4,083)
Acquisition-related costs	441	7	1,207	1,301
Litigation and other acquisition costs	-	-	273	-
Stock-based compensation	-	-	-	75
Non-GAAP operating income	$15,254	$11,437	$52,629	$43,945

GAAP net income attributable to Magic’s shareholders	$6,511	$5,121	$25,186	$20,266
Operating income adjustments	4,287	2,707	12,041	10,293
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(326)	(540)	(734)	(1,268)
Changes in unsettled fair value of contingent consideration related to acquisitions	666	-	2,268	-
Deferred taxes on the above items	(827)	(957)	(1,521)	(1,138)
Non-GAAP net income attributable to Magic’s shareholders	$10,311	$6,331	$37,240	$28,153

Non-GAAP basic net earnings per share	$0.21	$0.13	$0.76	$0.58
Weighted average number of shares used in computing basic net earnings per share	49,035	48,921	49,029	48,896

Non-GAAP diluted net earnings per share	$0.21	$0.13	$0.76	$0.58
Weighted average number of shares used in computing diluted net earnings per share	49,053	49,021	49,048	48,990

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2020	2019
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,127	$81,915
Short-term bank deposits	289	6,996
Marketable securities	1,238	6,600
Trade receivables, net	111,059	96,694
Other accounts receivable and prepaid expenses	10,513	12,845
Total current assets	211,226	205,050

LONG-TERM RECEIVABLES:
Severance pay fund	4,673	4,013
Deferred tax assets	2,334	2,188
Operating lease right-of-use assets	24,509	14,956
Other long-term receivables	3,211	3,594
Other long-term deposits	2,296	2,285
Total long-term receivables	37,023	27,036

PROPERTY AND EQUIPMENT, NET	5,988	3,649
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	189,086	168,871

TOTAL ASSETS	$443,323	$404,606

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$11,529	$7,079
Trade payables	14,250	10,990
Accrued expenses and other accounts payable	41,846	32,619
Current maturities of operating lease liabilities	3,413	3,833
Liabilities due to acquisition activities	4,998	3,638
Deferred revenues and customer advances	8,793	8,724
Total current liabilities	84,829	66,883

NON-CURRENT LIABILITIES:
Long-term debt	13,352	15,540
Deferred tax liability	13,580	11,069
Long-term operating lease liabilities	21,109	11,119
Long-term liabilities due to acquisition activities	10,926	8,613
Accrued severance pay	5,545	4,770
Total non-current liabilities	64,512	51,111

REDEEMABLE NON-CONTROLLING INTERESTS	24,980	21,915

EQUITY:
Magic Software Enterprises equity	260,427	247,838
Non-controlling interests	8,575	16,859
Total equity	269,002	264,697

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$443,323	$404,606

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the Year ended December 31,
	2020	2019
	Unaudited

Cash flows from operating activities:

Net income	$30,117	$25,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,939	14,025
Stock-based compensation	-	74
Amortization of marketable securities premium and accretion of discount	(70)	117
Decrease (increase) in trade receivables, net	(3,939)	6,550
Decrease in other long-term and short-term accounts receivable and prepaid expenses	3,399	9,594
Increase (decrease) in trade payables	1,899	(5,273)
Change in exchange rate of loans	1,362	1,895
Increase (decrease) in accrued expenses and other accounts payable	8,175	(7,673)
Increase (decrease) in deferred revenues	(936)	2,934
Change in deferred taxes, net	(1,650)	(1,893)
Net cash provided by operating activities	52,296	45,948

Cash flows from investing activities:

Capitalized software development costs	(3,302)	(4,143)
Purchase of property and equipment	(2,772)	(1,379)
Cash paid in conjunction with acquisitions, net of acquired cash	(16,534)	(22,603)
Proceeds from maturity and sale of marketable securities	5,429	3,356
Proceeds from short-term bank deposits	7,575	10,043
Investment in long-term bank deposits	-	(714)
Net cash used in investing activities	(9,604)	(15,440)

Cash flows from financing activities:

Proceeds from exercise of options by employees	256	69
Issuance of ordinary shares, net	-	104
Dividend paid	(12,503)	(14,963)
Dividend paid to non-controlling interests	(5,109)	(457)
Dividend paid to redeemable non-controlling interests	(4,592)	(3,395)
Purchase of redeemable non-controlling interest	(18,016)	(5,592)
Short term and long-term loans received	9,686	878
Repayment of short-term and long-term loans	(9,369)	(13,624)
Net cash used in financing activities	(39,647)	(36,980)

Effect of exchange rate changes on cash and cash equivalents	3,167	1,261

Change in cash and cash equivalents	6,212	(5,211)
Cash and cash equivalents at the beginning of the period	81,915	87,126
Cash and cash equivalents at end of the period	$88,127	$81,915